FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of January 2005

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)





The following news release was issued today by The Saudi British Bank, a 40 per cent indirectly-held associate of HSBC Holdings plc.

                             THE SAUDI BRITISH BANK
                        2004 ANNUAL RESULTS - HIGHLIGHTS

   -Net profit of SAR1,636 million (US$436 million) for the year ended 31
    December 2004 - up SAR378 million (US$101 million) or 30.0 per cent over 2003.

   -Customer deposits of SAR44.7 billion (US$11.9 billion) at 31 December
    2004 - up SAR8.6 billion (US$2.3 billion) or 23.8 per cent over 31 December 2003.

   -Loans and advances to customers of SAR31.6 billion (US$8.4 billion) at 31
    December 2004 - up SAR5.5 billion (US$1.4 billion) or 21.1 per cent over 31 December 2003.

   -Total assets of SAR57.9 billion (US$15.4 billion) at 31 December 2004 - up SAR11.8 billion (US$3.1 billion) or 25.8 per cent over 31 December 2003.

   -Earnings per share of SAR32.72 (US$8.72) for the year ended 31 December
    2004 - up 30.0 per cent from SAR25.16 (US$6.70) over 2003^.

^Earnings per share for the year ended 31 December 2003 have been restated to reflect the 1-for-4 bonus share issue in March 2004.

Commentary

The Saudi British Bank (SABB) recorded a net profit of SAR1,636 million (US$436 million) for the year ended 31 December 2004. This represents an increase of
30.0 per cent over the SAR1,258 million (US$335 million) earned in 2003. Earnings per share increased to SAR32.72 (US$8.72) compared to SAR25.16 (US$6.70) for 2003.

Customer deposits increased to SAR44.7 billion (US$11.9 billion) at 31 December 2004 from SAR36.1 billion (US$9.6 billion) at 31 December 2003.

Loans and advances to customers increased to SAR31.6 billion (US$8.4 billion) at 31 December 2004 from SAR26.1 billion (US$7.0 billion) at 31 December 2003.

The bank's investment portfolio totalled SAR14.7 billion (US$3.9 billion) at 31 December 2004, a decrease from SAR16.0 billion (US$4.3 billion) at 31 December 2003.

Geoff Calvert, managing director of The Saudi British Bank, said: "These results for 2004 reflect the bank's strong market position and our ability to provide a full range of quality products and services to meet our customers' needs. Operating revenues, especially non-funds income, had a very good year benefiting from a buoyant economy and equity market. Overheads have been contained in line with our expectations and our cost:income ratio has continued to improve. Our loan portfolio remains sound. This is reflected in low levels of non-performing loans and a low charge for credit losses. Capital and liquidity positions remain strong.

"All areas of the bank have performed well. In particular, there has been strong demand for our Al Amanah Islamic banking range of products.

"For the second consecutive year the bank received the Euromoney award for the 'Best Bank in the Kingdom of Saudi Arabia'.

"The Directors have recommended a final net dividend of SAR10 per share. The total net dividend for 2004 will amount to SAR19 per share as an interim net dividend of SAR9 per share was paid in July 2004.

"We thank our customers for their continued support, and our staff for their commitment and contribution to the bank's success."

                                      ends

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  18 January 2005